July 15, 2024

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy and Transportation

Washington, D.C.

Re: Lelantos Holdings, Inc.

Amendment No. 3 to Offering Statement on Form 1-A

Filed June 17, 2024

File No. 024-12414

Dear, Anuja Majmudar:

Pursuant to the commentary letter provided on July 2, 2024, I have outlined responses to each of the items listed in the commentary letter. Corresponding amendments have been made to the body of the Offering Statement as well.

General

“1. We note that you include several exhibits as appendices to your Part II and III disclosures. Please revise to remove the appendices and file your exhibits separately using the appropriate exhibit numbers.”

Response

The 4th amendment has been uploaded through the EDGAR portal with the exhibits filed separately using the appropriate exhibit numbers. Please note the inclusion of the two new exhibits requested in the commentary letter dated July 2, 2024 - formal Legal Analysis of the Investment Company Act, specifically detailing how Eco Management is “majority-owned subsidiary” of the Company as defined in section 2(a)(24), and the Issuers Organization Chart.

“2. The Staff notes that in the Form 1-A/A filed with the Commission on May 15, 2024, the Company states that Lelantos Holdings purchased 50% of the equity in Eco Management.

Please supplementally provide additional detail as to how Eco Management is a “majority-owned subsidiary” of the Company as defined in section 2(a)(24) of the Investment Company Act of 1940 (the “Investment Company Act”). In doing so, please describe the percentage of outstanding voting interest that the Company holds in Eco Management, and whether the Company is presently entitled to vote for the election of directors of Eco Management by virtue of its equity interests in Eco Management. Please also explain whether the Company’s 50% interest in Eco Management permits it to cast a tie-breaking vote. To the extent the Company concludes that Eco Management is a “majority-owned subsidiary” on a basis other than its voting interests, please provide a comprehensive, detailed legal analysis explaining how the Company’s exercise of control is consistent with any relevant Commission statements, Staff guidance, or other applicable precedent.”

Response:

A formal legal analysis regarding the status of Eco Management as a majority-owned subsidiary has been prepared by the Issuer’s securities counsel and is attached to this correspondence and as an exhibit to the offering statement. Additionally, I have listed an excerpt below as well as included it in the body of the offering statement.

Section 2(a)(24) of the 1940 Act (hereinafter, the “Act”) defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by a majority-owned subsidiary of such person. It is our opinion that the question is moot as the subsidiary in question is actually a “wholly owned” subsidiary of the Issuer based on the definitions contained in Section 2(a)(42) and Section 2(a)(43) of the ICA.

Section 2(a)(42) of the 1940 defines a voting security as “any security presently entitling the owner or holder thereof to vote for the election of directors of a company.” A “voting security” is any security presently entitling the owner or holder thereof to vote for the election of directors of a company (Section 2(a)(42)(15 U.S.C. § 80a-2(a)(42))). Section 2(a)(43) defines a “wholly-owned subsidiary” of a person is a company of which 95% or more of the outstanding voting securities are owned by the person or by a company which is a wholly-owned subsidiary of that person (Section 2(a)(43)(15 U.S.C. § 80a-2(a)(43)).

A review of the Operating Agreement of Eco Management Limited, LLC (hereinafter, the “Subsidiary”) reveals that while only 50% of the economic interests in the Subsidiary are controlled by the Issuer, 96% of the voting control is held by the Issuer. This meets the statutory definition of a “wholly owned” subsidiary.

It is, therefore, our opinion that Eco is a wholly owned subsidiary based on the Operating Agreement supplied to us for our review. Section 2(a)(42) and Section 2(a)(43) are the applicable definitions.

“3. In our comment letter dated June 5, 2024, we requested clarification of the following disclosure statement: “The Issuer only owns equity securities of its subsidiary (Eco Management) and has no intent of selling the equity securities to invest in other securities while arranging to acquire a new majority- or wholly-owned subsidiary; selling a large operating division of the subsidiary and investing the proceeds in securities pending acquisition of a new majority- or wholly-owned subsidiary; or making a tender offer to stockholders of a non-investment company and failing to obtain a majority of the target company’s stock. We note that this disclosure no longer appears in the offering statement. Please clarify the Company’s present intention with respect to its investment in Eco Management, including how long it intends to hold onto its interest in Eco Management.”

Response

This statement was removed as the statement was in relation to the Company potentially being an “Investment Company.” The disclosure was removed because the company, as defined through detailed analysis provide by counsel, IS NOT an investment company. This disclosure has been replace by the excerpt provided by counsel listed above in response to comment 2 and comment 4.

Additionally, the clarification to the Company’s present intention with respect to its investment in Eco Management, including how long it intends to hold onto its interest in Eco Management is listed below:

●	It is the intent of the issuer to acquire 100% of the subsidiary within 12-18 months from the date of the execution of the Equity Purchse Agreement. When this occurs the issuer will hold all votes and exercise full control of all important matters.
●	The company intends to provide direction and leadership to expand the subsidiary’s operational footprint and business activities and hold onto it as part of the Company’s long-term business strategy and vision. The Company does not intend on selling its interest in the subsidiary, or the subsidiary itself.

“4. The Staff acknowledges the Company’s response to Comment 4 where the Company states that the Company is not an investment company under the Investment Company Act and is no longer intending to rely on Rule 3a-2 thereunder. Please confirm the applicable provision of the Investment Company Act or its rules upon which the Company is relying in reaching this conclusion and please provide an accompanying legal Analysis.”

A formal legal analysis regarding the status of Eco Management as a majority-owned subsidiary has been prepared by the Issuer’s securities counsel and is attached to this correspondence and as an exhibit to the offering statement. Additionally, I have listed an excerpt below as well as included it in the body of the offering statement.

It is our opinion that the Issuer may rely on the exemption provided by Section 3(b)(1) of the ICA since the subsidiary is “wholly owned,” and neither the Issuer nor the Subsidiary is engaged in financial service businesses.

Pursuant to the exemption a company that is engaged in a traditional manufacturing or non-financial service business should be able to rely on the exception from the definition of “investment company” in Section 3(b)(1) (15 U.S.C. § 80a-3(b)(1)) or Rule 3a-1 (17 C.F.R. § 270.3a-1) even if it is unable to determine with certainty that it is not covered by the definitions in Sections 3(a)(1)(A) and 3(a)(1)(C) (15 U.S.C. §§ 80a-3(a)(1)(A), 80a-3(a)(1)(C)). It is our opinion that Section 3(b)(1) is the “best fitting” exemption since the Subsidiary is wholly owned.

In order to qualify for the exemption provided by Section 3(b)(1), it is not enough to simply satisfy the ownership and control tests, but the Issuer must be engaged in a traditional manufacturing or non-financial business. The documents presented by the Issuer show that the Issuer and the wholly owned Subsidiary are both engaged in non-financial businesses. Therefore, the Issuer qualifies for exemption pursuant to Section 3(b)(1) of the ICA.

The Issuer is engaged in the business of solar panel installation:

With a focus on sustainable energy, Lelantos Holdings has the vision of being at the forefront of innovation in a dynamic industry as well as providing solutions that overcome the traditional obstacles within the sector…(See, OTC Quarterly Disclosure Statement, for the period ending March 31, 2024).

As also disclosed by the Issuer, any financial services are provided not by the Issuer or the Subsidiary, but by an independent network or “partners”:

Over the past year Lelantos has created relationships with several large vendors and lending institutions to establish an ecosystem that allows for commercial solar projects to be executed. Notable relationships include, but are not limited to:

●	Novitium Energy (financing/commercial project development)
●	Aveyo (commercial project developer)
●	Sunnova (financing)
●	Eco Smart (financing) o Sunstone (financing)
●	BayWa R.E. (equipment distribution)
●	Silfab (solar panel provider)
●	Hyperion (electric energy storage and solar panel provider)

Neither the Issuer nor the Subsidiary owns equity or voting stock in any of the independent “partners,” nor do they derive any direct revenue from the relationships listed above. (See, OTC Quarterly Disclosure Statement, for the period ending March 31, 2024, at p.7).

The wholly owned Subsidiary is also involved in solar installations:

Eco is an established and highly reputable full-service solar contractor (EPC) that has installed more than 4000 projects in multiple states since their entry into the residential and commercial solar industry approximately 12 years ago. (See, OTC Quarterly Disclosure Statement, for the period ending March 31, 2024, at p. 7).

Both the Issuer and the Subsidiary design, order, install and service residential and commercial solar panel installations throughout at least four (4) states and have been engaged in this business for more than 2 years. Neither the Issuer nor the Subsidiary holds itself out as an investment company or financial services company and neither derive revenue from financial services related activities.

Conclusion

It is, therefore, our opinion that the Issuer is exempt pursuant to Section 3(b)(1) of the ICA and as such, does not need to rely on the temporary exemption provided by Section 3(a)(2).

“5. Please provide an organizational chart for the Company, showing the Company, Eco Management, any other entity included in the financial statements included Company’s June 17, 2024 response, and other any affiliated entities.”

Response:

An organizational chart for the Company, showing the Company, Eco Management, any other entity included in the financial statements included in the Company’s June 17, 2024 response, is included as an attachment to this correspondence as well as an exhibit to the offering statement.

Truly Yours

Nathan Puente

CEO

Lelantos Holdings

Nathan@Lelantos.Group

520-256-2248

28 Laight Street, 2nd Floor

New York, New York 10013-2143

T +1 646 692 4012

M +1 917 621 1110

F +1 929 296 7680

July 15, 2024

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Lelantos Holdings, Inc.
Amendment No. 3 to Offering Statement on Form 1-A
Filed June 17, 2024
File No. 024-12414

We have been asked to opine on two questions presented in a letter received by Lelantos Holdings, Inc. (the “Issuer”) in a letter dated July 2, 2024 (hereinafter referred to as the “Letter”). The following opinion addresses two discrete questions.

Question 2:

The Staff notes that in the Form 1-A/A filed with the Commission on May 15, 2024, the Company states that Lelantos Holdings purchased 50% of the equity in Eco Management. Please supplementally provide additional detail as to how Eco Management is a “majority-owned subsidiary” of the Company as defined in section 2(a)(24) of the Investment Company Act of 1940 (the “Investment Company Act”). In doing so, please describe the percentage of outstanding voting interest that the Company holds in Eco Management, and whether the Company is presently entitled to vote for the election of directors of Eco Management by virtue of its equity interests in Eco Management. Please also explain whether the Company’s 50% interest in Eco Management permits it to cast a tie-breaking vote. To the extent the Company concludes that Eco Management is a “majority-owned subsidiary” on a basis other than its voting interests, please provide a comprehensive, detailed legal analysis explaining how the Company’s exercise of control is consistent with any relevant Commission statements, Staff guidance, or other applicable precedent.

Answer:

Section 2(a)(24) of the 1940 Act (hereinafter, the “Act”) defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by a majority-owned subsidiary of such person. It is our opinion that the question is moot as the subsidiary in question is actually a “wholly owned” subsidiary of the Issuer based on the definitions contained in Section 2(a)(42) and Section 2(a)(43) of the ICA.

Section 2(a)(42) of the 1940 defines a voting security as “any security presently entitling the owner or holder thereof to vote for the election of directors of a company.” A “voting security” is any security presently entitling the owner or holder thereof to vote for the election of directors of a company (Section 2(a)(42)(15 U.S.C. § 80a-2(a)(42))). Section 2(a)(43) defines a “wholly-owned subsidiary” of a person is a company of which 95% or more of the outstanding voting securities are owned by the person or by a company which is a wholly-owned subsidiary of that person (Section 2(a)(43)(15 U.S.C. § 80a-2(a)(43)).

A review of the Operating Agreement of Eco Management Limited, LLC (hereinafter, the “Subsidiary”) reveals that while only 50% of the economic interests in the Subsidiary are controlled by the Issuer, 96% of the voting control is held by the Issuer. This meets the statutory definition of a “wholly owned” subsidiary.

It is, therefore, our opinion that Eco is a wholly owned subsidiary based on the Operating Agreement supplied to us for our review. Section 2(a)(42) and Section 2(a)(43) are the applicable definitions.

Question 4.

The Staff acknowledges the Company’s response to Comment 4 where the Company states that the Company is not an investment company under the Investment Company Act and is no longer intending to rely on Rule 3a-2 thereunder. Please confirm the applicable provision of the Investment Company Act or its rules upon which the Company is relying in reaching this conclusion and please provide an accompanying legal analysis.

Answer:

It is our opinion that the Issuer may rely on the exemption provided by Section 3(b)(1) of the ICA since the subsidiary is “wholly owned,” and neither the Issuer nor the Subsidiary is engaged in financial service businesses.

Pursuant to the exemption a company that is engaged in a traditional manufacturing or non-financial service business should be able to rely on the exception from the definition of “investment company” in Section 3(b)(1) (15 U.S.C. § 80a-3(b)(1)) or Rule 3a-1 (17 C.F.R. § 270.3a-1) even if it is unable to determine with certainty that it is not covered by the definitions in Sections 3(a)(1)(A) and 3(a)(1)(C) (15 U.S.C. §§ 80a-3(a)(1)(A), 80a-3(a)(1)(C)). It is our opinion that Section 3(b)(1) is the “best fitting” exemption since the Subsidiary is wholly owned.

In order to qualify for the exemption provided by Section 3(b)(1), it is not enough to simply satisfy the ownership and control tests, but the Issuer must be engaged in a traditional manufacturing or non-financial business. The documents presented by the Issuer show that the Issuer and the wholly owned Subsidiary are both engaged in non-financial businesses. Therefore, the Issuer qualifies for exemption pursuant to Section 3(b)(1) of the ICA.

The Issuer is engaged in the business of solar panel installation:

With a focus on sustainable energy, Lelantos Holdings has the vision of being at the forefront of innovation in a dynamic industry as well as providing solutions that overcome the traditional obstacles within the sector…(See, OTC Quarterly Disclosure Statement, for the period ending March 31, 2024).

As also disclosed by the Issuer, any financial services are provided not by the Issuer or the Subsidiary, but by an independent network or “partners”:

Over the past year Lelantos has created relationships with several large vendors and lending institutions to establish an ecosystem that allows for commercial solar projects to be executed. Notable relationships include, but are not limited to:

●	Novitium Energy (financing/commercial project development)
●	Aveyo (commercial project developer)
●	Sunnova (financing)
●	Eco Smart (financing) o Sunstone (financing)
●	BayWa R.E. (equipment distribution)
●	Silfab (solar panel provider)
●	Hyperion (electric energy storage and solar panel provider)

Neither the Issuer nor the Subsidiary owns equity or voting stock in any of the independent “partners,” nor do they derive any direct revenue from the relationships listed above. (See, OTC Quarterly Disclosure Statement, for the period ending March 31, 2024, at p.7).

The wholly owned Subsidiary is also involved in solar installations:

Eco is an established and highly reputable full-service solar contractor (EPC) that has installed more than 4000 projects in multiple states since their entry into the residential and commercial solar industry approximately 12 years ago. (See, OTC Quarterly Disclosure Statement, for the period ending March 31, 2024, at p. 7).

Both the Issuer and the Subsidiary design, order, install and service residential and commercial solar panel installations throughout at least four (4) states and have been engaged in this business for more than 2 years. Neither the Issuer nor the Subsidiary holds itself out as an investment company or financial services company and neither derive revenue from financial services related activities.

Conclusion

It is, therefore, our opinion that the Issuer is exempt pursuant to Section 3(b)(1) of the ICA and as such, does not need to rely on the temporary exemption provided by Section 3(a)(2).

Attorney Qualifications

I am an attorney in good standing in the State of New York. I am admitted in the First Dep’t, Eastern District of New York, Southern District of New York, Northern and Southern District of Texas and the 2d Cir. Court of Appeals. I am permitted to practice before the Commission and have not been prohibited from practice thereunder. The opinions expressed above are limited to the Federal Law of the United States of America and no opinion is provided regarding any federal or state law not specifically referenced herein.

Limitation of Opinion

This opinion is limited to federal securities laws of the United States of America. We express no opinion as to matters relating to state securities or Blue-Sky laws. We assume no obligation to update or supplement this letter to reflect any facts or circumstances which may hereafter come to our attention with respect to this letter and the statements expressed above, including any changes in applicable law which may hereafter occur.

Very truly yours,

Patrick Ryan Morris

NY Bar ID: 5575501, Admitted: 1st Dep’t, SDNY, EDNY, ND & SD Texas, 2d Cir.

LIMITED LIABILITY COMPANY AGREEMENT

Of

Eco Management Systems Limited, LLC

This Limited Liability Company Agreement (this “Agreement”) of Eco Management Systems Limited, LLC, a Illinois limited liability company (the “Company”), is entered into as of April 1, 2024 by and among (a) the Company, (b) the Manager (as defined below), (c) those Members who are listed on the Schedule of Members (attached as Exhibit A), and (d) any other Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement and who signs a joinder hereto (attached as Exhibit B), among other requirements ((c) and (d) collectively, the “Members”). Unless otherwise noted or defined elsewhere in this Agreement, capitalized terms used in this Agreement have the meanings ascribed herein, as more fully set forth in Article 11, below.

RECITALS

WHEREAS, the Company was formed by the filing of a Certificate of Formation (the “Certificate,” as it may be amended) with the office of the Secretary of State of the State of Illinois on June 12, 2019,

WHEREAS, each Member has reviewed the terms of this Agreement, including, without limitation, the rights and obligations of the Members, the terms and conditions on which the Manager will manage the Company, and the other substantive provisions hereof, and wishes to enter into this Agreement to govern the operations and internal governance of the Company, and

WHEREAS, the Manager has reviewed the terms of this Agreement, specifically, though without limitation, the terms related to its management of the Company.

NOW, THEREFORE, the parties agree as follows:

ARTICLE 1

ORGANIZATIONAL MATTERS

Section 1.01. Formation of the Company; Ratification of Prior Acts. The Company was formed as a limited liability company pursuant to the provisions of the provisions of the Illinois Limited Liability Company Act, (805 ILCS 180/1-60) as the same may be amended from time to time (the “LLC Act”). The rights, powers, duties, obligations, and liabilities of the Members shall be determined pursuant to the LLC Act and this Agreement, provided that this Agreement shall govern to the maximum extent permitted under the LLC Act. The Manager and the Members hereby acknowledge, ratify, and approve of all reasonable, good faith actions taken or not taken by A Registered Agent, Inc., acting as formation agent for the Company (the “Formation Agent”), and one or more Members and/or the Manager in connection with the formation of the Company (each also a “Formation Agent”) prior to the date of this Agreement. Such approval is provided by the Manager and the Members even if one or more Formation Agents’ reasonable, good faith actions or inaction would contradict a provision hereof. No Formation Agent shall be liable to the Company, the Manager, or the Company’s Members as a result of such actions or inactions, or any reasonable decisions made in furtherance thereof, save for those constituting willful misconduct or knowing violation of law. The Company shall indemnify such Formation Agents as set forth in Article 7, as if this Agreement had been in effect at the time any action was taken or not taken by a Formation Agent.

Section 1.02. Name; DBAs.

(a) Company Name. Subject to this Agreement, the Company shall conduct business under the name set forth in the heading above. The Manager may not change the name of the Company without the vote or consent of a Majority in Interest of the Members.

(b) DBA Names. The Manager may cause the Company to operate under one or more “doing-business-as” (DBA) names in one or more jurisdictions and/or with respect to all or a portion of its business. The Manager may make or cause to be made, and may execute on the Company’s behalf through signature by its authorized persons, any necessary filings required to implement the foregoing and register such name(s) in the applicable jurisdiction(s).

Section 1.03. Principal Place of Business; Registered Agent

(a) Principal Place of Business. The Company’s principal place of business shall be selected by the Manager, and the Manager may change the location of the Company’s principal place of business as it deems necessary or appropriate. Any change of location that moves the Company’s principal place of business to a different country requires the prior vote or written consent of a Majority in Interest of the Members. For any change in the location of the Company’s principal place of business that does not require Member approval, the Manager must provide the Members with at least ten (10) business days’ prior written notice of the changed location.

Section 1.04. Purpose; Company Powers.

(a) Purpose. The purpose of the Company is to engage in any lawful acts or activities for which limited liability companies may be formed under the LLC Act, and to engage in any and all activities necessary, incidental, or appropriate thereto.

(b) Powers Facilitating Purpose. The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the LLC Act.

Section 1.05. Term. The term of the Company commenced on the date the Certificate was filed with the Secretary of State of the State of Illinois and shall continue in existence in perpetuity or until such earlier date when the Company is terminated in accordance with the provisions of Section 8 of this Agreement.

Section 1.06. Amendment of this Agreement.

(a) Unanimous Vote. Any amendments to this agreement can only be made by unanimous vote of all Members.

(b) Manager Amendments for Typos, Manifest Error. Notwithstanding sub-section( a) of this Section 1.06, the Manager may amend this Agreement without the consent of the Members in order to correct any typos or manifest errors (e.g., basic typos, formatting errors, grammatical confusion, etc.), provided that such amendments do not materially affect the substance of any rights or obligations of the Members or the Manager, or otherwise materially change or affect any other substantive terms of this Agreement.

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ARTICLE 2

MEMBERS

Section 2.01. Members. The names, mailing addresses, and Membership Interests of the Members are set out in the Schedule of Members. The Manager shall maintain and update the Schedule of Members upon any change in the membership and/or Percentage Interests of the Members, including to reflect the issuance or Transfer of any Membership Interests to any new or existing Member in accordance with this Agreement. Any update to the Schedule of Members made by the Manager reflecting a change described in the foregoing sentence shall not constitute an amendment to this Agreement and shall not require the approval or consent of any Member(s).

Section 2.02. Capital Contributions; Capital Accounts; No Withdrawals.

(a) The Members have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note or other obligation (as such amounts may be amended herein from time to time, the “Capital Contributions”) set out in the Members Schedule. No Member is required to make additional Capital Contributions to the Company.

(b) The Company shall establish and maintain for each Member a separate capital account (a “Capital Account”) on its books and records in accordance with the provisions of Section 704(b) of the Code and Treasury Regulations Section 1.704-1(b)(2)(iv). Each Capital Account shall be (i) credited by such Member’s Capital Contributions to the Company and any profits allocated to such Member in accordance with Section 4.01 and (ii) debited by any distributions to such Member pursuant to Section 5.01(a) and any losses allocated to such Member in accordance with Section 4.01. For purposes of maintaining the Members’ Capital Accounts, profits and losses shall be determined in accordance with Treasury Regulation Section 1.704-1(b). The Capital Accounts shall be adjusted by the Manager upon the occurrence of an event described in Treasury Regulations Section 1.704-1(b)(2)(iv)(f)(5) in the manner described in Treasury Regulations Section 1.704-1(b)(2)(iv)(f)(5) and (g) if the Manager determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members. In the event of a Transfer of any Membership Interest in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the transferred Membership Interest.

(c) No Member shall be entitled to withdraw any part of its Capital Account or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section 2.03. Admission of Additional Members.

(a) Additional Members may be admitted from time to time in connection with (i) the issuance of Membership Interests by the Company, subject to compliance with the provisions of Section 3.02(b) or (ii) a Transfer of Membership Interests, subject to compliance with the provisions of Article 6 hereof, and, in either case, following compliance with the provisions of Section 3.02(b) and Section 2.03(b) below.

(b) In addition to the other requirements for accepting new Members set forth in Section 3.02(b) and Article 6, In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance from the Company or a Transfer (including a Permitted Transfer) of Membership Interests, such Person shall execute and delivered to the Company a written undertaking substantially in the form of the Joinder Agreement attached as Exhibit B (a “Joinder Agreement”). Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Membership Interests, such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Membership Interests. The Manager shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 2.02.

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Section 2.04. No Withdrawal; Death of Member.

(a) So long as a Member continues to hold any Membership Interest, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company, and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Membership Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in Section 18-304 of the LLC Act.

(b) The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members. No voting rights shall be passed along from the deceased partner; however, the Membership Interests owned by the deceased Member shall be automatically Transferred to such Member’s executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as Permitted Transferees as defined by the deceased Member’s living will. In the event that the deceased Member does not have a living will the remaining Members will determine where the deceased Member’s interests shall be transferred.

Section 2.05. Certification of Membership Interests.

(a) The Company may, but shall not be required to, issue certificates evidencing Membership Interests in the Company.

(b) If the Manager shall issue certificates representing Membership Interests in accordance with Section 2.05(a), then, in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Membership Interests shall bear a legend substantially in the following form:

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT. THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO (A) A REGISTRATION STATEMENT EFFECTIVE UNDER THE SECURITIES ACT AND LAWS, OR (B) AN EXEMPTION FROM REGISTRATION THEREUNDER.

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Section 2.06. Meetings.

(a) Meetings of the Members may be called by (i) the Manager, or (ii) a Member or group of Members holding Membership Interests representing at least twenty-five percent (25%) of the total Percentage Interest in the Company. Upon request, a Member will be provided with a then-current copy of the Schedule of Members in order to permit a Member or Members to call a meeting as provided for in this Section 206(a). In the event a Member or Members call a meeting without the cooperation of the Manager, the Members may include or exclude the Manager from attending all or part of such meeting, as the Majority in Interest of Members calling such meeting deems appropriate. Absent exigent circumstances preventing its attendance, the Manager or its authorized representatives shall attend a Member-called meeting if requested by the Members in the notice of such meeting sent pursuant to subsection (b) below.

(b) A Person calling a meeting hereunder, whether the Manager or a Member or Members, shall provide each Member (and, if applicable, the Manager) with written notice, including through an Electronic Transmission, stating the place, date, and time of the meeting and, in the case of a meeting not regularly scheduled, describing the purposes for which the meeting is called. For purposes of a meeting to be held through a conference call or other electronic means, discussed in sub-section (c) below, the means to access the meeting (e.g., any username, password, dial-in number, link, etc.), shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company’s principal office, at another location, or through conference call or other electronic media or means, discussed in sub-section (c) below, as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting.

(c) For the purposes of determining the Members who are entitled to notice of and to vote at any meeting, the Manager or Members calling a meeting may, as applicable and without foreclosing Transfers, fix a date not more than thirty (30) nor less than ten (10) days prior to the date of such meeting as record date for the determination of the Persons to be treated as Members of record for such purposes.

(d) Any Member or the Manager (or its authorized representatives) may participate in a meeting of the Members, or a meeting may be held in its entirety, by means of electronic communication media including, without limitation, telephone conference call, telephone dial-in meeting, online video or audio meeting, or other means of communication which permits all Persons participating in the meeting through such means to hear and be heard by each other Member, and participation in a meeting by such means shall constitute presence in person at such meeting.

(e) On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation. The Manager, the other Members, and the Company may rely on the validity of a proxy executed by the relevant Member in determining whether a quorum exists

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(f) The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; provided, that the Members shall have been notified of the meeting in accordance with Section 2.06(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(g) A quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a Majority in Interest. Subject to Section 2.06, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(h) Subject to Section 2.07, Section 3.02, Section 11.09, and any other provision of this Agreement or the LLC Act requiring the vote, consent, or approval of a different percentage of the Membership Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members (or their proxies) holding a Majority in Interest of the Membership Interests.

Section 2.07. Action without a Meeting. Notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote, if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than the Percentage Interest that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes. For the avoidance of doubt, the Manager, in seeking Member approval by written consent, is not required to approach all of the Members in seeking such consent, at its discretion. The Manager shall promptly provide all Members with written notice of any matter approved by written consent of the Members. The Manager or its delegate shall maintain a record of each action taken by written consent of Members.

ARTICLE 3

MANAGEMENT

Section 3.01. Management of the Company. Subject to the provisions of Section 3.02 and except as otherwise provided by the LLC Act, the operations, business, property, and affairs of the Company shall be managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company unless otherwise provided herein or unless authorized by the Manager.

Section 3.02. Actions Requiring Approval of Members. Without the vote or written consent of Members holding at least a Majority in Interest of the Membership Interests, the Company shall not, and shall not enter into any commitment to:

(a) Except as otherwise set forth herein, amend, modify, or waive any provisions of the Certificate or this Agreement.

(b) Issue additional Membership Interests or accept new Members, provided that the Manager may approve the Transfer of a Membership Interest which only represents an economic interest in the Company and which does not grant Member status in accordance with the terms of this Agreement, with full acceptance of the transferee as a Member (with all rights appertaining thereto) requiring approval under this Section 3.02(b).

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(c) Enter into or effect any transaction or series of related transactions involving an acquisition of another company’s business (including by merger, consolidation, sale of stock, or acquisition of assets), other than in the ordinary course of the Company’s business consistent with past practice.

(d) Enter into or effect any transaction or series of related transactions involving the acquisition of the Company or its business (including by merger, consolidation, sale of stock, or sale of assets), other than sales of inventory in the ordinary course of business consistent with past practice.

(e) Significantly change the Company’s fundamental business area in a material way unconnected to the Company’s previous lines of business.

(f) Enter into any transaction, agreement, or arrangement, or intentionally take any action or failing to take any action, that creates a significant risk that the Company (i) would no longer be taxed as a partnership or otherwise will be taxed in a materially different manner than was elected or contemplated at the formation of the Company, (ii) would be required to register as an investment company under the Investment Company Act, an investment adviser under the Advisers Act, a broker-dealer under the Exchange Act, or register in any similar manner under corresponding state law and regulations, and/or (iii) would become registered or would be subject to registration under Section 12(b), 12(g), or 15(d) of the Exchange Act.

(g) Dissolve, wind up, or liquidate the Company or initiate a bankruptcy proceeding involving the Company.

Please see Exhibit A (Joinder Agreement) for a breakdown of the voting rights each member controls.

Section 3.03. Officers. The Manager may, but need not, appoint one or more individuals as officers of the Company (the “Officers”) as the Manager deems necessary or desirable to carry on the business of the Company. The Manager may delegate to such Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. The Manager may remove any Officer at any time, with or without cause, subject to the terms of any contractual arrangements (e.g., an employment agreement) reached between the Manager and such Officer on the Company’s behalf. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager, and new positions and offices may be created by the Manager at any time. Any Officer may be removed at any time, with or without cause, by the Members holding a Super Majority in Interest of the Membership Interests.

Section 3.04. Replacement and Resignation of Manager.

(a) Removal of Manager. The Manager may be removed by the Members at any time, with or without cause, by the vote or written consent of Members holding a Super Majority in Interest of the Membership Interests. The Members shall appoint a Person to provide the Manager with written notice of its removal and the effective date of such removal.

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(b) Resignation of Manager; Notice of Resignation; Effective Date. The Manager may resign at any time upon at least thirty (30) days’ prior written notice by delivering a written resignation to the Members, which resignation shall be effective (a) after thirty (30) days’ from the date of transmission of such notice, if no effective date is specified, (b) on a date specified in the notice, which shall be no longer than ninety (90) days’ from the date of transmission of such notice, unless otherwise permitted by the vote or written consent of Members holding a Majority in Interest of the Membership Interests, or (c) on the occurrence of some specific event or happening (e.g., completion of a merger or other consolidation), provided that the occurrence of such event must occur within one hundred and twenty (120) days of transmission of the notice unless otherwise permitted by the vote or written consent of Members holding a Majority in Interest of the Membership Interests. Following the Manager’s removal or resignation, a successor Manager shall be elected by the vote or written consent of the Members holding a Majority in Interest of the Members.

(c) Manager Cooperation. A Manager that resigns, is removed, or otherwise ceases to be a Manager under this Agreement shall provide its reasonable cooperation in facilitating the transition of authority hereunder and management of the Company’s operations and business to a new Manager.

(d) Interim Temporary Manager(s). During the interim period between resignation, removal, or some other event resulting in a vacancy in the role of Manager, the Members may appoint by the vote or consent of a Majority in Interest of the Membership Interests one or more Persons, which may but need not be Members, to serve as acting interim manager(s) with the powers of the Manager hereunder (a “Temporary Manager” or the “Temporary Managers”) until a new replacement Manager is selected. Upon the appointment of a new Manager, any Temporary Manager or Temporary Managers shall cease to have any power hereunder (save for in their role as Officers or Members). Any Temporary Manager shall constitute a Mandatory Indemnitee as set forth in Article 7 of this Agreement with respect to the period for which he, she, or it served in such capacity.

ARTICLE 4

ALLOCATIONS

Section 4.01. Allocation of Profits and Losses.

(a) The Company’s profits and losses for each Fiscal Year will be allocated among the Members pro rata in accordance with their Membership Interests.

(b) Notwithstanding any other provision of this Agreement, (i) “partner nonrecourse deductions” (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and (ii) “nonrecourse deductions” (as defined in Treasury Regulations Section 1.704-2(b)) and “excess nonrecourse liabilities” (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Membership Interests.

(c) This Agreement shall be deemed to include “qualified income offset,” “minimum gain chargeback,” and “partner nonrecourse debt minimum gain chargeback” provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

(d) All items of income, gain, loss, deduction, and credit of the Company shall be allocated among the Members for federal, state, and local income tax purposes consistent with the manner that the corresponding items are allocated among the Members pursuant to this section, except as may otherwise be provided herein or under the Code.

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ARTICLE 5

DISTRIBUTIONS

Section 5.01. Distributions.

(a) Distributions of Available Cash. Distributions of available cash shall be made to the Members at the times and in the aggregate amounts determined by the Manager. Such distributions shall be paid to the Members pro rata in accordance with their respective Percentage Interests.

(b) Prohibited Distributions. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate Section 18-607 of the LLC Act or other Applicable Law.

(c) Tax Distributions for Phantom Income. To the extent that distributions for the current tax year have been insufficient to offset income allocable but not distributed to Members but not received by such Members, and provided that the Company has adequate cash available in excess of reasonable reserves (as determined by the Manager), the Company, in the Manager’s discretion, may make a distribution in cash in the amount necessary to allow the Members to pay the estimated or actual taxes attributable to the income of the Company allocable but not distributed to the Members.

ARTICLE 6

TRANSFERS

Section 6.01. General Restrictions on Transfer.

(a) Except as permitted pursuant to Section 6.02 below, no Member shall Transfer all or any portion of its Membership Interest in the Company, except with the written consent of the Manager and a Majority in Interest of the Members (excluding from the numerator and denominator the Percentage Interest of the Member seeking to make the Transfer at issue). No Transfer of Membership Interests to a Person not already a Member of the Company shall result in the transferee becoming a full Member with all the rights appertaining thereto until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.03 hereof.

(b) Notwithstanding any other provision of this Agreement (including Section 6.02), each Member agrees that it will not Transfer all or any portion of its Membership Interest in the Company, and the Company agrees that it shall not issue or permit the Transfer of any Membership Interests:

(i) except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws, and then, with respect to a Transfer of Membership Interests, only if the Transfer may be effected without registration under the Securities Act;

(ii) if such Transfer or issuance would affect the Company’s existence or qualification as a limited liability company under the LLC Act, its compliance with the LLC Act, or the Company’s good standing with the State of Illinois; or

(iii) if such Transfer or issuance would or reasonably could, in the reasonable judgment of the Manager, constitute a Proscribed Investment.

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(c) Any Transfer or attempted Transfer of any Membership Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company’s Schedule of Members, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Membership Interest for all purposes of this Agreement.

Section 6.02. Permitted Transfers. The provisions of Section 6.01(a) shall not apply to any Transfer by any Member of all or any portion of its Membership Interest to any of the following (each, a “Permitted Transferee” and, any such Transfer to a Permitted Transferee, a “Permitted Transfer”):

(a) Any Affiliate of such Member; or

(b) (i) Such Member’s spouse, parent, siblings, descendants (including adoptive relationships and stepchildren), and the spouses of each such natural persons (collectively, “Family Members”); (ii) a trust under which the distribution of Membership Interests may be made only to such Member and/or any Family Member of such Member; (iii) a charitable remainder trust, the income from which will be paid to such Member during his life; (iv) a corporation, partnership, or limited liability company, the stockholders, partners, or members of which are only such Member and/or Family Members of such Member; or (v) by will or by the laws of intestate succession, to such Member’s executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries.

ARTICLE 7

PERSONAL LIABILITY; INDEMNIFICATION

Section 7.01. No Personal Liability: Members; Manager.

(a) Except as otherwise provided in the LLC Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b) Except as otherwise provided in the LLC Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 7.02. Limitation of Liability

Neither the Manager nor any Member shall be liable to the Company or its Member for any loss, damage, liability, or expense suffered by the Company on account of any action taken or omitted to be taken by such Manager or Member as a Manager or Member of the Company, respectively, if such Person discharges such Person’s duties in good faith, exercising the same degree of care and skill that a prudent person would have exercised under the circumstances in the conduct of such prudent person’s own affairs, and in a manner, such Person reasonably believes to be in the best interest of the Company. The Manager’s and any Members’ liability hereunder is limited only for those actions taken or omitted to be taken by such Manager or Member in connection with the management of the business and affairs of the Company. The Manager may enter into agreements or other arrangements with Officers or agents of the Company which limit their liability to the Company and the Members as the Manager reasonably and in good faith deems prudent, but in no event shall any liability of such an Officer or agent be waived beyond what is provided in this Section 7.02.

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Section 7.03. Indemnification.

(a) To the greatest extent permitted by the LLC Act and other Applicable Law, and to the extent of the Company’s assets, the Company (a) shall indemnify the Manager, each Member, any Liquidator, Temporary Manager, and Tax Matters Representative (each a “Mandatory Indemnified Party”), and (b) may, in the Manager’s reasonable discretion, such approval not to be unreasonably withheld, determine to indemnify pursuant to this Agreement or a separate indemnification contractual obligation any Officer, employee, or agent of the Company, and any other person or entity the Manager elects to indemnify (each, a “Elective Indemnified Party,” and, collectively with the Mandatory Indemnified Parties, the “Covered Persons”), for all fees, costs, losses, damages, judgments, and expenses (including reasonable attorneys’ fees) (“Losses”) incurred in connection with or resulting from any third-party lawsuit, claim, action, arbitration, or demand, or any U.S. or non-U.S. government investigation, action, or civil, criminal, or administrative proceeding, or any appeal of a judgment in any of the foregoing, arising out of or in any way relating to the Company or any of its assets or properties (“Claims”), including amounts paid in settlement or compromise in connection therewith (also “Losses”). Losses shall not include special, consequential (including lost profits), or punitive damages, nor shall such term include any diminution in the value of a Member’s Membership Interest in the Company. Notwithstanding the foregoing, indemnification shall not be available for, or advanced to, any Covered Person with respect to any Losses resulting from an act or omission of a Covered Person constituting reckless disregard for its obligations to the Company, including those pursuant to this Agreement, willful misconduct, fraud, or, in the case of a criminal matter, a knowing violation of such criminal provisions, as determined by the Manager in its reasonable, good faith discretion (or, if the Manager is seeking indemnification, a Majority in Interest of the Membership Interests). This indemnification provision shall apply as it then is written to all conduct at the time it is in effect, and any subsequent amendment to this provision will not apply with respect to conduct that is the substance of a Claim occurring prior to any such amendment.

(b) Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Company shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

(c) Covered Person seeking indemnification with respect to Losses must provide the Company with notice of such claim within thirty (30) days of becoming actually or constructively aware thereof. Any failure to provide timely notice of any Claim for which indemnification is sought shall constitute a waiver of such indemnification with respect to such claim unless the Manager determines otherwise in his reasonable discretion, such determination not to be unreasonably withheld. Indemnification under this Section 7.02 shall survive the cancellation of the Company for up to one (1) year thereafter, and the Manager may retain amounts from final distribution upon liquidation of the Company to provide for reserves for any foreseeable indemnification amounts. Thereafter, the Company will not provide indemnification for Losses resulting from a Claim.

ARTICLE 8

BOOKS AND RECORDS; INSPECTION RIGHTS; ACCOUNTING AND TAX MATTERS

Section 8.01. Maintenance of Books and Records. The Manager shall keep or cause to be kept records of the Company in proper books and records of account, during the Term and for a period of at least six (6) years thereafter, which books and records shall set forth full and accurate information regarding the Company in all material respects. Any books and records of the Company may be created, stored, and/or archived in electronic form, so long as such records are reasonably available for reproduction and for creating a materially identical hard copy version of such record or record(s).

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Section 8.02. Inspection Rights. Upon reasonable prior written notice from a Member to the Manager, which shall not be less than three (3) business days’ notice, the Company shall afford the Member access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member to examine such documents and make copies thereof at the Member’s expense, so long as the access requested from the Manager is for an expressly stated appropriate purpose related to the Member’s interest as a Member of the Company. The Manager may redact such documents as it deems necessary, in the Manager’s reasonable, good faith discretion, only to the limited extent and for such limited time as is necessary to (a) protect the interests of the Company and preserve confidential information, or (b) satisfy the requirements of any non-disclosure agreement the Company has entered into with third-parties.

Section 8.03. Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as a partnership for US, federal, state, and local income tax purposes. Neither the Manager nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations.

Section 8.04. Tax Matters Representative.

(a) Appointment; Resignation. The Members shall appoint a Member to serve as the “partnership representative” as provided in Section 6223(a) of the Code (the “Tax Matters Representative”). The Tax Matters Representative can be removed at any time by a vote of Members holding a Majority in Interest of Membership Interests, and the Tax Matters Representative shall resign as such if it is no longer a Member. In the event of the resignation or removal of the Tax Matters Representative, the holders of a Majority in Interest of the Membership Interests shall appoint a new Tax Matters Representative.

(b) Tax Examinations and Audits. The Tax Matters Representative is authorized and required to represent the Company (at the Company’s expense) in connection with all examinations of the Company’s affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings and to expend Company funds for professional services and costs associated therewith. The Tax Matters Representative shall promptly notify the Members in writing of the commencement of any tax audit, upon receipt of a tax assessment or upon the receipt of a notice of final partnership adjustment, and shall keep the Members reasonably informed of the status of any tax audit and resulting administrative and judicial proceedings. Without the consent of Members holding a majority of the Membership Interests of the Company, the Tax Matters Representative shall not extend the statute of limitations, file a request for administrative adjustment, file suit relating to any Company tax refund or deficiency, or enter into any settlement agreement relating to items of income, gain, loss, or deduction of the Company with any federal, state, local, or foreign taxing authority.

Section 8.05. Tax Returns.

(a) At the expense of the Company, the Manager will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will deliver to each Member, Company information necessary for the preparation of such Member’s federal, state, and local income tax returns for such Fiscal Year. The Company will endeavor to provide such tax returns within ninety (90) days after the end of the Company’s fiscal year, but Members may be required to file for an extension and agree to do so upon the request of the Manager.

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(b) Each Member agrees that such Member shall not treat any Company item on such Member’s federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company’s return.

Section 8.06. Tax Withholding if Required. To the extent the Manager determines that the Company is required by law to withhold taxes with respect to distributions made by the Company to a Member (“Withholding Taxes”), the Company may withhold such taxes as so required. The Company will treat all Withholding Taxes as amounts distributed to the Member with respect to which such withholding was made. To the fullest extent permitted by law, each Member hereby agrees to reimburse and make whole the Company and the other Members from and against any liability (including, without limitation, any liability for taxes, penalties, additions to tax or interest) with respect to distributions or other payments made to such Member; provided that no reimbursement shall be required for such penalties, additions to tax, or interest that resulted from the gross negligence of the Company.

ARTICLE 9

DISSOLUTION AND LIQUIDATION

Section 9.01. Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a) An election to dissolve the Company made by holders of a Super Majority in Interest of the Membership Interests;

(b) A determination of the Manager to dissolve and the approval of a Majority in Interest of the Membership Interests;

(c) When there are no longer any Members of the Company;

(d) The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company; or

Section 9.02. Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Certificate of Formation shall have been canceled as provided in Section 9.04.

Section 9.03. Liquidation. If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the LLC Act and the following provisions:

(a) The Manager, or another Person selected by the Manager, or, if there is no Manager at such time, a Person selected by a Majority in Interest of the Membership Interests, shall act as liquidator to wind up the Company (the “Liquidator”). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company’s assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

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(b) The Liquidator shall liquidate the assets of the Company and distribute the proceeds of such liquidation in the following order of priority unless otherwise required by mandatory provisions of Applicable Law:

(i) First, to the payment of the Company’s debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii) Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii) Third, to the Members, on a pro-rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

Section 9.04. Required Filings. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the LLC Act, including but not limited to a Certificate of Cancellation.

ARTICLE 10

MISCELLANEOUS

Section 10.01. Member Representations.

Section 10.02. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Illinois, without giving effect to any choice or conflict of law provision or rule (whether of the State of Illinois or any jurisdiction).

Section 10.03. Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with this Agreement or the internal operations and governance of the Company, shall be brought in the Court of Chancery in the State of Illinois or, in the case of issues relating to federal jurisdiction, in the District Court for the District of Illinois. Any claim brought under the Securities Act must be brought in federal court in the District of Illinois. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 10.04. Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 10.05. Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 10.05 shall diminish or require any further action to authorize the waiver described in Section 10.04 above.

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Section 10.06. Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing (which includes a writing in electronic form) and shall be deemed to have been given:

(a) when delivered by hand;

(b) when received by the addressee if sent by a nationally recognized overnight courier;

(c) on the date and at the time sent by email if sent during normal business hours of the recipient on a business day, or, if not during such time or on such a day, at 9 am local time on the next business day of the recipient; or

(d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the addresses set forth on Exhibit B (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.06):

If to the Company:	Eco Management Systems Limited Limited, LLC 6900 e. Camelback Rd., Suite 604 Tucson, AZ 85251 Email: isaac@ecomanagementsystems.com Attention: Isaac Curiel
If to the Manager:	Lelantos Holdings, Inc. 3225 e. Silverlake Road Tucson, AZ 85713 Email: josh@lelantos.group Attention: Joshua Weaver
If to a Member:	To the Member’s respective mailing address or email address as set forth on the Schedule of Members.

The Manager may update the addresses set forth in the Schedule of Members (for Members) or Exhibit B (with respect to the Manager and the Company) in the event it receives notice that a new address and/or email address should be employed with respect to the Company, the Manager, or a Member, as applicable. Amendment of the Schedule of Members and/or Exhibit B shall not constitute an amendment to this Agreement and, thus, shall not require the vote or consent of any Member.

Section 10.07. Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Membership Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including the recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

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Section 10.08. Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 10.09. Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 10.10. Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 10.11. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section 10.12. Entire Agreement. This Agreement, together with the Certificate and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 10.13. Contra Preferentum Inapplicable. Each party hereto has had the opportunity to review this Agreement with counsel and has made his, her, or its own decision as to whether to do so. Therefore, each and every provision of this Agreement shall be construed as though each party participated equally in the drafting of same, and any rule of construction that a document shall be construed against the drafting party, including without limitation, the doctrine commonly known as contra proferentem, shall not be applicable to this Agreement.

Section 10.14. Authorization. The Manager and each Member signing this Agreement have full right, power, and authority to execute and deliver this Agreement and to perform its obligations hereunder; and all action required to be taken for the due and proper authorization, execution and delivery by such person or entity of this Agreement and the consummation by it of the transactions contemplated hereby has been duly and validly taken.

Section 10.15. No Third-Party Beneficiaries. This Agreement is for the benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns), and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

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ARTICLE 11

DEFINITIONS

Section 11.01. Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 11.01:

(a) “Advisers Act” means the U.S. Investment Advisers Act of 1940, as amended, and the rules and regulations thereunder.

(b) “Affiliate” means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, “control” when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms “controlling” and “controlled” shall have correlative meanings.

(c) “Applicable Law” means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(d) “Capital Contribution” is defined in Section 2.02(a).

(e) “Certificate” is defined in the Recitals to this Agreement.

(f) “Code” means the Internal Revenue Code of 1986, as amended.

(g) “Electronic Transmission” means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(h) “Fiscal Year” means the calendar year unless otherwise determined by the Manager, in its reasonable discretion.

(i) “Formation Agent” is defined in Section 1.01.

(j) “Governmental Authority” means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(k) “Investment Company Act” means the U.S. Investment Company Act of 1940, as amended, and the rules and regulations thereunder.

(l) “Liquidator” is defined in Section 9.03.

(m) “LLC Act” is defined in Section 1.01 above.

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(n) “Manager” means, initially, the Person listed as Manager on Exhibit A hereto, or such other person or entity as may be designated or become the Manager pursuant to the terms of this Agreement.

(o) “Majority in Interest” is defined in Section 1.06(a).

(p) “Membership Interest” means an interest in the Company owned by a Member, including such Member’s rights to (i) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction; (ii) vote, consent, or participate in any Member decisions provided in this Agreement and the LLC Act; and (iii) receive any and all other benefits due to a Member under this Agreement and the LLC Act. The Membership Interest of each Member will be stated as a percentage interest in the same proportion as the total Capital Contributions of such Member bears to the total Capital Contributions of all Members.

(q) “OFAC” means the U.S. Treasury Department’s Office of Foreign Asset Control.

(r) “Person” means a natural person, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(s) “Proscribed Investment” means an investment in the Company or the acquisition of a Membership Interest in the Company (whether through issuance of a Membership Interest by the Company or a Transfer of a Membership Interest) that would (i) if the person making the investment or acquiring the interest is not a natural person, violate the organizational documents of the person or any law, rule or regulation of the jurisdiction in which the person is formed, (ii) if the person making the investment or acquiring the interest is a natural person, violate any law, rule or regulation of the jurisdiction in which the person resides, (iii) be in contravention (whether directly or indirectly) of any United States, international or other money laundering laws, regulations or conventions, (iv) involve any unlawful activity or cause the Company to be engaged in any unlawful activity, (v) constitute an investment or acquisition of the Membership Interest (whether directly or indirectly) on behalf of any terrorist or terrorist organization, (vi) is by a person who is a resident of or acting on behalf of any country or territory in or with which United States businesses are prohibited from doing business, including countries or jurisdictions subject to United States sanctions program that would prohibit such a person from holding Membership Interests, (vii) is made by a registered investment company under the Investment Company Act, or a company which is required to register and does not qualify for any exemptions or exceptions from investment company status or registration, (viii) would cause the Company to be taxed other than as a partnership, unless approved as set forth herein, or (ix) is by a person who is named on any relevant list, including, without limitation, the list of Specially Designated Nationals and Blocked Persons maintained by OFAC, of persons with whom a United States citizen or permanent resident or business entity formed under United States law may not deal, as such relevant list(s) may be amended from time to time.

(t) “Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder.

(u) “Super Majority in Interest” is defined in Section 1.06(b).

(v) “Transfer” means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Membership Interests or any interest (including a beneficial interest) therein. “Transfer” when used as a noun shall have a correlative meaning.

(w) “Transferor” and “Transferee” mean a Person who makes or receives a Transfer, respectively.

[Signature Page Immediately Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

MEMBERS:

Such persons as have executed a joinder to this Agreement (attached as Exhibit A) and are listed on the Schedule of Members, attached as Schedule 1

Printed Name: Nathan Puente (Lelantos Holdings)

Signature:

Printed Name: Sean Land (Lelantos Holdings)

Signature:

Printed Name: Joshua Weaver (Lelantos Holdings)

Signature:

Printed Name: Isaac Curiel (Eco Management Systems Limited)

Signature:

Printed Name: Amy Ann Ritter (Eco Management Systems Limited)

Signature:

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EXHIBIT A

FORM OF JOINDER AGREEMENT

Reference is hereby made to the Limited Liability Company Agreement, dated [insert date], as amended from time to time (the “LLC Agreement”), among [company name] (the “Company”), the Manager (as defined in the LLC Agreement), and the Members. Pursuant to and in accordance with the LLC Agreement, the undersigned hereby acknowledges that it has received and reviewed a complete copy of the LLC Agreement and has had the opportunity to review such LLC Agreement with counsel, and agrees that upon execution of this Joinder such Person shall become a party to the LLC Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the LLC Agreement and shall be deemed, and is hereby admitted as, a Member for all purposes thereof and entitled to all the rights incidental thereto. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the LLC Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date written below.

ACCEPTED BY:

Eco Management Systems

Limited By: Isaac Curiel

Signarure

Title: Managing Member

Date: 4-1-2024

SCHEDULE I MEMBERS SCHEDULE

Member Name, Email	Entity	Membership Interest	Membership Voting Rights
Joshua Weaver, Manager Josh@Lelantos.Group	Lelantos Holdings	16%	32%

Sean Land Sean.Land@Lelantos.Group	Lelantos Holdings	17%	32%

Nathan Puente Nathan@Lelantos.Group	Lelantos Holdings	17%	32%

Isaac Curiel isaac@ecomanagementsystems.com	Eco Management Systems Limited	25%	2%

Amy Ann Ritter amy@ecomanagementsystems.com	Eco Management Systems Limited	25%	2%

*Lelantos Holdings members own 50% of the equity in Eco Management Sytems and control 96% of the voting rights, constituting majority control of the interests in the company.

Lelantos Holdings Corporate & Subsidiary Organization Chart